NO ACT

PO
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001025

Received SEC
JAN 12 2009
Washington, DC 20549

January 12, 2009

1934
14a-8
1-12-09

Scott E. Seewald
Counsel
Alcoa Inc.
Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858

Re: Alcoa Inc.
Incoming letter dated December 18, 2008

Dear Mr. Seewald:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Alcoa by Elizabeth Baldwin Phillips. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd Floor
Boston, MA 02108

PROCESSED
JAN 23 2009
THOMSON REUTERS

January 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 18, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(e)(2) because Alcoa received it after the deadline for submitting proposals. We note in particular your representation that Alcoa received the proposal after this deadline, that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices, and that the e-mail address used for delivery is an e-mail address for Alcoa's Investor Relations department. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALCOA

Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 4974
Fax: 1 412 553 4180

December 18, 2008

RECEIVED
2008 DEC 19 PM 5:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Elizabeth Baldwin Phillips

Dear Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission") that Alcoa Inc., a Pennsylvania corporation ("Alcoa"), intends to exclude from its proxy statement and form of proxy for its 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and supporting statement (together, the "Proposal") received from Elizabeth Baldwin Phillips (the "Proponent"), for the reason described below. A copy of the Proposal is attached hereto as Exhibit A.

Alcoa respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Alcoa if it omits the Proposal from the 2009 Proxy Materials. In accordance with Rule 14a-8(j), under the Securities Exchange Act of 1934, as amended, enclosed are six copies of this letter and its attachments. As notice of Alcoa's intention to exclude the Proposal from the 2009 Proxy Materials, a copy of this letter and its attachments is also being mailed to the Proponent and, in accordance with the Proponent's request, to Mike Lapham of United for a Fair Economy. This letter is being filed with the Commission no later than eighty (80) calendar days before Alcoa intends to file its definitive 2009 Proxy Materials with the Commission.

BASIS FOR EXCLUSION

Alcoa believes that the Proposal may be excluded from the 2009 Proxy Materials in reliance on Rule 14a-8(e)(2) because Alcoa received the Proposal at its principal executive offices on November 24, 2008, which was after the properly determined deadline of November 20, 2008 for receipt of shareholder proposals as set forth in Alcoa's proxy statement for the prior year.

THE PROPOSAL

The Proposal requests that Alcoa adopt a policy providing shareholders with an advisory vote on executive compensation. Specifically, the Proposal states:

"RESOLVED, that shareholders of Alcoa, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."

ANALYSIS

The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proposal was not received by Alcoa at its Principal Executive Offices Prior to the Deadline.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Alcoa's proxy statement relating to its 2008 annual meeting (the "2008 Proxy Statement") was released to shareholders on March 20, 2008, as disclosed in the 2008 Proxy Statement. In accordance with Rule 14a-5(e), Alcoa disclosed in the 2008 Proxy Statement the deadline for receipt of shareholder proposals for its 2009 annual meeting, as well as the address for submitting such proposals. Specifically, page 3 of Alcoa's 2008 Proxy Statement (a copy of which is attached hereto as Exhibit B) states the following under the heading "The Annual Meeting and Voting – Questions and Answers":

> **"When are the 2009 shareholder proposals due?**
> To be considered for inclusion in the 2009 proxy statement, shareholder proposals must be received in writing at our principal executive offices no later than November 20, 2008. Address all shareholder proposals to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608."

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Alcoa's 2008 annual meeting of shareholders was held on May 8, 2008. Alcoa's 2009 annual meeting is scheduled to be held on May 8, 2009. Accordingly, the date of the 2009 annual meeting has not been moved by more than 30 days from the date of the 2008 annual meeting, and thus, the proper deadline for shareholder proposals was November 20, 2008, as disclosed in Alcoa's 2008 Proxy Statement.

Background

The Proponent sent the Proposal to Alcoa via facsimile and email. In both cases, the Proponent sent the Proposal to the wrong location. The facsimile submission was sent to a fax machine in Alcoa's Pittsburgh office rather than the company's principal executive offices located in New York. The email submission was sent to an email address in Alcoa's Investor Relations' department, which is a separate and distinct department from Alcoa's Corporate Secretary's office and was not received by anyone in Alcoa's principal executive offices prior to the deadline. Because of the Proponent's failure to send the Proposal to the appropriate fax number or email address, Alcoa did not receive the Proposal in its principal executive offices until November 24, 2008, four days after the November 20, 2008 deadline.[1]

[1] Although the Proponent did not submit the Proposal via regular mail, she also incorrectly addressed the cover letter for her Proposal, providing further evidence of her failure to follow the Staff's guidance, as well as the instructions in Alcoa's 2008 Proxy Statement. As Exhibit A indicates, the Proponent addressed the Proposal to Donna Dabney at 201 Isabella Street,

More specifically, on Thursday, November 20, 2008, the Proponent sent the Proposal via facsimile to the attention of Ms. Dabney at the following fax number: 412.553.4498. See Exhibit C.[2] That number is not Ms. Dabney's fax number nor is it the fax number for any fax machine located at Alcoa's principal executive offices. Rather, it is the number for a fax machine located in the mailroom on the second floor of Alcoa's Pittsburgh office. Upon receipt of the fax, mailroom workers in Alcoa's Pittsburgh office, consistent with their typical practice for faxes sent to the wrong Alcoa location, placed the Proposal in an inter-office mail pouch and sent it to Ms. Dabney at Alcoa's principal executive offices in New York. Ms. Dabney received the Proposal via inter-office mail on Monday, November 24, 2008.

The Proponent also sent the Proposal to Alcoa as an attachment to an email sent to Alcoa's Investor Relations' mailbox on November 19, 2008 at 10:24 p.m. The employee in Alcoa's Investor Relations' department responsible for managing this mailbox was in training outside of Alcoa's offices and without access to the company's Investor Relations' mailbox on Thursday, November 20 and Friday, November 21. When she returned to Alcoa's offices on the morning of Monday, November 24, she opened the Proponent's email and noticed that the email had been sent to the wrong email address because it contained an attachment addressed to Donna Dabney in Alcoa's Corporate Secretary's office. Accordingly, she forwarded the email to Ms. Dabney on November 24, 2008, at 10:35 a.m. The email correspondence from the Proponent to Alcoa's Investor Relations' department and the emails forwarding that correspondence to Ms. Dabney are attached hereto as Exhibit D.

Discussion

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if these proposals were received only a few days after the deadline. *See, e.g., City National Corp.* (avail. Jan. 17, 2008) (proposal received one day after submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after the submission deadline); *Fisher Communications, Inc.* (avail. Dec. 19, 2007) (proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (proposal received one day after the submission deadline); *International Business Machines Corp.* (avail. Dec. 5, 2006) (proposal received one day after the submission deadline).

In support of the Staff's interpretations in the no-action letters listed above, the Staff has stated that shareholders should submit a proposal "well in advance of the deadline . . . ." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has further stated that,

> The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

See id. More recently, the Staff has provided specific guidance for shareholders submitting proposals via facsimile. This guidance provides, in part, that if a shareholder submits a proposal by facsimile, "the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions."

Pittsburgh, PA 15212. Ms. Dabney, Alcoa's Corporate Secretary, is not located in Alcoa's Pittsburgh office; the Corporate Secretary's office is located in Alcoa's principal executive offices at 390 Park Avenue, New York, NY, as explicitly set forth in the 2008 Proxy Statement.

[2] As Exhibit C indicates, the fax cover sheet contains a typewritten 212 area code number that was scratched out and replaced by a handwritten 412 area code number. The scratched out number appears to read 1-212-836-2674, which is not a fax number, but rather the telephone number of Greg Aschman, Alcoa's Director of Investor Relations. The handwritten number is a fax number for a fax machine located in Alcoa's Pittsburgh office.

Division of Corporation Finance, Staff Legal Bulletin No. 14C (June 28, 2005). In this guidance, the Staff recommends that shareholders contact the company to obtain the correct facsimile number because if "the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner." See id.

The Proponent did not follow the Staff guidance set forth above, nor did she follow Alcoa's instructions for submitting shareholder proposals set forth in its 2008 Proxy Statement. First, the Proponent sent the facsimile copy of her Proposal to a fax machine at Alcoa's Pittsburgh office when it should have been sent to the company's principal executive offices in New York. As noted above, Rule 14a-8(e)(2) requires shareholder proposals to be timely received at the company's principal executive offices and the Staff's guidance provides that sending a proposal to another company location does not satisfy this requirement. Furthermore, Alcoa's 2008 Proxy Statement clearly provides that 2009 shareholder proposals should be sent to the Corporate Secretary's office located at 390 Park Avenue, New York, NY 10022-4608, the address of Alcoa's principal executive offices. The Proponent did not follow these instructions nor did she follow the Staff's guidance to contact the company to obtain the correct facsimile number for submitting shareholder proposals. Significantly, the Staff has previously concurred with the exclusion of a shareholder proposal pursuant to Rule 14a-8(e)(2) where the proposal was submitted via facsimile to a company location other than the company's principal executive offices prior to the deadline and was then sent by that location to the company's principal executive offices. *See AT&T, Inc.* (avail. Dec. 20, 2007).[3]

Second, the Proponent's email submission attaching the Proposal was sent to the wrong email address. While we have uncovered no specific Staff guidance regarding the submission of shareholder proposals to corporate email addresses, the Staff's statement on facsimile submissions provides analogous guidance. As discussed above, the Staff encourages proponents to contact the company to obtain the correct facsimile number for submitting proposals. Similarly, the Proponent could have contacted Alcoa to obtain the appropriate email address to which she should submit the Proposal, which is Alcoa's Corporate Secretary's office email mailbox at corporate.secretary@alcoa.com. This mailbox is managed by an employee in the company's Corporate Secretary's office and monitored for shareholder proposals. Instead, the Proponent sent an email attaching the Proposal to Alcoa's Investor Relations' mailbox at investor.relations@alcoa.com. That email address is typically managed by an associate in Alcoa's Investor Relations' department. However, the associate was in training outside of Alcoa's offices on Thursday, November 20, and Friday, November 21, without access to the Investor Relations' mailbox. Alcoa had no reason to believe that shareholder proposals would be sent to that email address because the 2008 Proxy Statement provides that proposals should be submitted to Alcoa's Corporate Secretary's office and that office is separate and distinct and on a different floor from Alcoa's Investor Relations' office. As a result, no one at Alcoa opened, or even saw, the email sent by the Proponent until Monday, November 24. Thus, the Proposal was not received in writing at Alcoa's principal executive offices until November 24 when the Investor Relations' associate saw the email, opened it, and then forwarded it to Ms. Dabney in the Corporate Secretary's office after opening the attachment and noticing that it was addressed to Ms. Dabney.

Alcoa's view that the Proposal should be excluded because it was emailed to the wrong Alcoa department is similar to the position taken by Xerox Corporation ("Xerox") in its no-action letter request dated April 14, 2005. *See Xerox Corp.* (avail. May 2, 2005). In *Xerox Corp.*, the proponent sent a shareholder proposal via facsimile to Xerox at its principal executive offices. Rather than send it to the company's corporate secretary's office, however, the proponent sent the proposal to the treasury department, which was located in the company's principal executive offices but on a different floor than the corporate secretary's office. Although Xerox did not provide a fax number in its proxy materials for the submission of shareholder proposals, it did require that all proposals be sent to the corporate secretary's office. Because no one in the company was monitoring the fax

[3] In *AT&T, Inc.*, the company location that received the shareholder proposal, like Alcoa's Pittsburgh office, forwarded the proposal to the company's principal executive offices but the proposal was not received in the principal executive offices until after the deadline.

machine in the treasury department for shareholder proposals, the proposal was lost and never made it to the corporate secretary's office. In its no-action letter, Xerox argued that, "[w]ith the revolutions in modern technology and electronic transmissions such as fax and e-mail, the concept that a company's principal executive offices are defined solely by geographic location is impractical. [Xerox] had no reasonable expectation that shareholder proposals would be received at the number in the treasury department used by the Proponent ... ." Similarly, Alcoa had no reason to have someone monitor company email addresses outside its Corporate Secretary's office for the receipt of shareholder proposals. Like Xerox's proxy materials, Alcoa's 2008 Proxy Statement made clear that all proposals should be submitted to the Corporate Secretary's office. Even though Alcoa's Investor Relations' department is located in the same physical building as the Corporate Secretary's office, albeit three floors apart, that department had no expectation that it would receive the Proponent's proposal. Similar to Xerox's argument, it would be impractical for all individuals physically located at Alcoa's principal executive offices, regardless of department, to monitor their email boxes for shareholder proposals. In sum, Alcoa believes that the Proponent, like the proponent in *Xerox Corp.* failed to meet the Rule 14a-8(e)(2) deadline by sending her Proposal to the wrong department.

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Alcoa has not provided the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "A company need not provide [the proponent with] such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, Alcoa is not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

CONCLUSION

Based on the foregoing, Alcoa respectfully requests that the Staff concur that it will take no action if Alcoa excludes the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponent has submitted the Proposal after the deadline for shareholder proposals.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-4974; fax 412-553-4180).

Thank you for your consideration.

Very truly yours,

Scott E. Seewald
Counsel

Enclosures

cc: Mr. Mike Lapham (with enclosures)
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd Floor
Boston, MA 02108

Ms. Elizabeth Baldwin Phillips (with enclosures)

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[Proposal]

November 20, 2008

By Email and Fax

Ms. Donna Dabney
Secretary
Alcoa Corporation
201 Isabella Street
Pittsburgh, PA 15212

Dear Ms. Dabney:

I, Betty Phillips, holder of 288 shares in Alcoa Corporation ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

Such advisory resolutions, or "Say on Pay" as they have come to be called, were a major theme for institutional investors in 2007. I and many other investors believe that the advisory vote proposal provides a reasonable means for shareowners to have input on executive compensation without micromanaging the compensation committee. Further, having an advisory vote sets up the basis for a dialogue and provides a useful means for shareowners to engage with companies on the issue of executive pay.

As you are well aware, executive compensation continues to be a high profile and controversial issue. The U.S. House of Representatives, in a two-to-one vote, supported an "Advisory Vote on Pay" bill that would give shareholders a nonbinding advisory vote on executive compensation plans as detailed in company proxy statements. In addition, shareholders voted strongly in support of 2007 & 2008 resolutions requesting such an advisory vote, garnering majority votes at ten companies to date, and on average over 43% of votes.

The attached proposal is submitted for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or another representative, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast an advisory vote on the executive compensation package is in the long term interests of companies and their shareowners.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112.

I look forward to further discussion.

Sincerely,

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

EXECUTIVE COMPENSATION ADVISORY VOTE

RESOLVED, that shareholders of Alcoa, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2007, then-CEO Alain Belda took home a total pay package worth almost $26 million dollars. That's over 700 times the average pay of production workers in Alcoa's industry. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged over 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote, combined with dialogue with investors, would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an advisory vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date, ten other companies have also agreed to an advisory vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the advisory vote twice.

Influential proxy voting service RiskMetrics Group recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes, and a bill to allow annual advisory votes passed the U.S. House of Representatives by a 2-to-1 margin. We believe the statesmanlike approach for company leaders is to adopt an advisory vote voluntarily before being required to do so by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

EXHIBIT B

[Excerpt from Alcoa's 2008 Proxy Statement setting forth the November 20, 2008 deadline]

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

ALCOA INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Table of Contents

2008 Notice of Annual Meeting
and Proxy Statement

ALCOA

Focused on Sustainable Growth



Table of Contents

ALCOA

TO ALCOA SHAREHOLDERS:

I cordially invite you to the 2008 annual meeting of Alcoa shareholders. The meeting this year will be held on Thursday, May 8 at 2:00 p.m. at the Carnegie Music Hall in the Oakland section of Pittsburgh, Pennsylvania. The location is accessible to disabled persons, and we will have headsets available for the hearing impaired. I hope you will participate in this review of our company's business and operations.

This proxy statement describes the items to be voted on at the meeting. In addition to voting, we will review the company's major developments of 2007 and answer your questions.

You will need an admission ticket if you plan to attend the meeting. For registered holders, we have included an admission ticket with your proxy card. Other shareholders may obtain tickets by contacting the corporate secretary.

Whether or not you will be attending the meeting, your vote is very important. Please vote.

I look forward to seeing you at the annual meeting.

Sincerely,

A. Belda

Alain J. P. Belda
Chairman of the Board
and Chief Executive Officer

March 14, 2008

Table of Contents

ALCOA

390 Park Avenue
New York, NY 10022-4608

NOTICE OF 2008 ANNUAL MEETING

March 14, 2008

Alcoa's annual meeting of shareholders will be held on Thursday, May 8, 2008 at 2:00 p.m. We will meet at the Theatre of the Carnegie Music Hall, 4400 Forbes Avenue, Pittsburgh, Pennsylvania 15213-4080. You may vote at this meeting if you owned common stock at the close of business on February 11, 2008.

At the meeting, we plan to:

- elect four directors to serve new terms;
- vote on ratification of the independent auditor selected by the Audit Committee of the Board of Directors;
- vote on a shareholder proposal; and
- attend to other business properly presented at the meeting or any adjournment thereof.

On behalf of Alcoa's Board of Directors,

Donna Dabney
Secretary

Table of Contents

PROXY STATEMENT

TABLE OF CONTENTS

Table of Contents

TABLE OF CONTENTS *(continued)*

Table of Contents

PROXY STATEMENT

THE ANNUAL MEETING AND VOTING

The Alcoa Board of Directors is soliciting proxies for the 2008 annual meeting of shareholders. This booklet and proxy card contain information about the items you will vote on at the annual meeting. Distribution of these documents to shareholders is scheduled to begin on or about March 20, 2008.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on May 8, 2008—the proxy statement is available at *http://www.alcoa.com/global/en/investment/sec_filings.asp* and the annual report is available at *www.alcoa.com/lnk/annualreport.*

QUESTIONS AND ANSWERS

Who is entitled to vote and how many votes do I have?

If you are a common shareholder of record at the close of business on February 11, 2008, you can vote. For each matter presented for vote, you have one vote for each share you own.

How do I vote?

You may vote in person by attending the meeting or by completing and returning a proxy by mail, by telephone or electronically, using the Internet. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the directions on the card. To vote your proxy by telephone or electronically using the Internet, see the instructions on the proxy form and have the proxy form available when you call or access the Internet website. The proxy committee will vote your shares according to your directions. If you sign and return your proxy card but do not mark any selections, your shares represented by that proxy will be voted as recommended by the Board of Directors. Whether you plan to attend the meeting or not, we encourage you to vote by proxy as soon as possible.

What does it mean if I receive more than one proxy card?

If you are a shareholder of record or participate in Alcoa's Dividend Reinvestment and Stock Purchase Plan or employee savings or stock purchase plans, you will receive one proxy card (or if you are an employee with an Alcoa email address, an email proxy form) for all shares of common stock held in or credited to your accounts as of the record date, if the account names are exactly the same. If your shares are registered differently and are in more than one account, you will receive more than one proxy card or email proxy form, and in that case, you can and are urged to complete each of the proxies (that represent together your total shareholdings) with your vote. To avoid this situation in the future, we encourage you to have all accounts registered in the same name and address whenever possible. You can do this by contacting our transfer agent, Computershare Trust Company, N.A., at 1 888 985-2058 (in the U.S. and Canada) or 1 781 575-2724 (all other calls) or through the Computershare website, *http://www.computershare.com*.

How do I vote if I participate in one of the employee savings plans?

You must provide the trustee of the employee plan with your voting instructions in advance of the meeting. You may do so by returning your voting instructions by mail, or submitting them by telephone or electronically, using the Internet. You cannot vote your shares in person at the annual meeting; the trustee is the only one who can vote your shares. The trustee will vote your shares as you have instructed. If the trustee does not receive your instructions, your shares generally will be voted in proportion to the way the other plan participants voted. To allow sufficient time for voting by the trustee, your voting instructions must be received by 11:59 p.m. on May 5, 2008.

Can I change my vote?

There are several ways in which you may revoke your proxy or change your voting instructions before the time of voting at the meeting. (Please note that, in order to be counted, the revocation or change must be received by the cutoff time indicated on the proxy card, or by 11:59 p.m. on May 5, 2008 in the case of instructions to the trustee of an employee savings plan):

- Mail a revised proxy card or voting instruction form that is dated later than the prior one.

Table of Contents

- Vote again by telephone or at the Internet website.
- Common shareholders of record may vote in person at the annual meeting.
- Common shareholders of record may notify Alcoa's corporate secretary in writing that a prior proxy is revoked or voting instructions are changed.
- Employee savings plan participants may notify the plan trustee in writing that prior voting instructions are revoked or are changed.

Is my vote confidential?

Yes. Proxy cards, ballots and voting tabulations that identify shareholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Corporate Election Services, Inc., the independent proxy tabulator used by Alcoa, counts the votes and acts as the inspector of election for the meeting.

Who can attend the annual meeting, and how do I obtain an admission ticket?

You may attend the meeting if you were a shareholder as of the close of business on February 11, 2008. If you plan to attend the meeting, you will need an admission ticket, which is part of your proxy form. If a broker holds your shares and you would like to attend, please write to: Alcoa, 201 Isabella Street, Pittsburgh, PA 15212-5858, Attention: Diane Thumma. Please include a copy of your brokerage account statement or an omnibus proxy (which you can get from your broker), and we will send you an admission ticket.

What constitutes a "quorum" for the meeting?

A quorum consists of a majority of the outstanding shares, present or represented by proxy. A quorum is necessary to conduct business at the annual meeting. You are part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the meeting for purposes of determining a quorum. However, abstentions and broker non-votes do not count in the voting results. A broker non-vote occurs when a broker or other nominee who holds shares for another does not vote on a particular item because the nominee does not have discretionary voting authority for that item and has not received instructions from the owner of the shares.

Voting

At the close of business on February 11, 2008, the record date for the meeting, Alcoa had outstanding 814,370,863 shares of common stock (excluding treasury shares). Each share of common stock is entitled to one vote.

Director candidates who receive the highest number of votes cast will be elected. Approval of each other item being considered requires a majority of the votes cast.

In any uncontested election of directors (an election in which the number of nominees is the same as the number of directors to be elected), any incumbent director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election must tender his or her resignation within 30 days of the final vote tally. The Board of Directors will decide whether to accept the resignation at its next regularly scheduled board meeting, through a process managed by the Governance and Nominating Committee, excluding the director in question. Thereafter, the Board of Directors promptly will disclose its decision whether to accept the director's resignation offer (and the reasons for rejecting the resignation, if applicable) in a document filed with the Securities and Exchange Commission. In reaching its decision, the board may consider any factors it deems relevant, including the director's qualifications, the director's past and expected future contributions to the company, the overall composition of the board and whether accepting the tendered resignation would cause the company to fail to meet any applicable rule or regulation, including New York Stock Exchange listing requirements and federal securities laws.

Who pays for the solicitation of proxies?

Alcoa pays the cost of soliciting proxies. Proxies will be solicited on behalf of the Board of Directors by mail, telephone, other electronic means or in person. We have retained Morrow & Company, LLC to assist with the solicitation for a fee of $13,000 plus reasonable out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes.

How do I comment on company business?

Your comments are collected from the proxy card and the Internet if you vote by mailing the proxy card or by using the Internet. You may also send your comments to us in care of the Corporate Secretary. Although it is not possible to respond to each shareholder, your comments help us to understand your concerns and address your needs.

May I nominate someone to be a director of Alcoa?

Yes, please see page 55 of this proxy statement for complete details.

When are the 2009 shareholder proposals due?

To be considered for inclusion in the 2009 proxy statement, shareholder proposals must be received in writing at our principal executive offices no later than November 20, 2008. Address all shareholder proposals to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608. For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2009 annual meeting, notice of intention to present the proposal must be received in writing by February 7, 2009. Address all notices of intention to present proposals at the 2009 annual meeting to: Alcoa, Corporate Secretary's Office, 390 Park Avenue, New York, NY 10022-4608. For information on the procedures for shareholder nominations of director candidates for the 2009 annual meeting, see "Nominating Candidates for Election to the Board" on page 55 of this proxy statement.

Will the annual meeting be webcast?

Yes, our annual meeting will be webcast on May 8, 2008. You are invited to visit *http://www.alcoa.com* under "About Alcoa—Corporate Governance—Annual Meeting" at 2:00 p.m. Eastern Daylight Time on May 8, 2008, to access the webcast of the meeting. Registration to the webcast is required. Pre-registration will be available beginning on May 1, 2008. An archived copy of the webcast also will be available on our website.

HOUSEHOLDING INFORMATION

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same last name and address and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and Annual Report, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2007 Annual Report, please call 1 800 522-6757, or submit a request in writing to: Alcoa, Corporate Communications, 201 Isabella Street, Pittsburgh, PA 15212-5858, and a copy of each of these documents will be provided to you promptly.

If you do not wish to continue participating in householding and prefer to receive separate copies of future proxy statements and Annual Reports, please call 1 888 262-1102, or notify Alcoa in writing at the following address: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230-1150.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the proxy statement and Annual Report, and you wish to receive only a single copy of each of these documents for your household, please contact Corporate Election Services as indicated above.

EXHIBIT C

[Copy of Proposal sent via Facsimile to Alcoa's Pittsburgh Office at 412.553.4498]

FAX

To:	Donna Dabney, Secretary Alcoa Corp	***From:***	Elizabeth Baldwin Phillips
Fax:	~~[illegible]~~ 1/412/533-4498	***Pages:***	4 including cover page
Phone:		***Date:***	November 20, 2008
Re:	Investor relations-Resolution for annual meeting	***cc:***	

x ***Urgent*** ☐ ***For Review*** ☐ ***Please Comment*** ☐ ***Please Reply*** ☐ ***Please Recycle***

• ***Comments:***

November 20, 2008

By Email and Fax

Ms. Donna Dabney
Secretary
Alcoa Corporation
201 Isabella Street
Pittsburgh, PA 15212

Dear Ms. Dabney:

I, Betty Phillips, holder of 288 shares in Alcoa Corporation ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

Such advisory resolutions, or "Say on Pay" as they have come to be called, were a major theme for institutional investors in 2007. I and many other investors believe that the advisory vote proposal provides a reasonable means for shareowners to have input on executive compensation without micromanaging the compensation committee. Further, having an advisory vote sets up the basis for a dialogue and provides a useful means for shareowners to engage with companies on the issue of executive pay.

As you are well aware, executive compensation continues to be a high profile and controversial issue. The U.S. House of Representatives, in a two-to-one vote, supported an "Advisory Vote on Pay" bill that would give shareholders a nonbinding advisory vote on executive compensation plans as detailed in company proxy statements. In addition, shareholders voted strongly in support of 2007 & 2008 resolutions requesting such an advisory vote, garnering majority votes at ten companies to date, and on average over 43% of votes.

The attached proposal is submitted for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or another representative, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

EXECUTIVE COMPENSATION ADVISORY VOTE

RESOLVED, that shareholders of Alcoa, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2007, then-CEO Alain Belda took home a total pay package worth almost $26 million dollars. That's over 700 times the average pay of production workers in Alcoa's industry. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged over 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote, combined with dialogue with investors, would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an advisory vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date, ten other companies have also agreed to an advisory vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the advisory vote twice.

Influential proxy voting service RiskMetrics Group recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes, and a bill to allow annual advisory votes passed the U.S. House of Representatives by a 2-to-1 margin. We believe the statesmanlike approach for company leaders is to adopt an advisory vote voluntarily before being required to do so by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast an advisory vote on the executive compensation package is in the long term interests of companies and their shareowners.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112.

I look forward to further discussion.

Sincerely,

Elizabeth Baldwin Phillips

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT D

[Copy of Emails from the Proponent to Alcoa's Investor Relations' mailbox and forwarded by an Alcoa Investor Relations' associate to Alcoa's Corporate Secretary, Ms. Dabney]

Dabney, Donna C.

From: IR Mailbox
Sent: Monday, November 24, 2008 10:35 AM
To: Dabney, Donna C.
Subject: FW: Alcoa_advisory_vote_resolution.doc
Attachments: Betty Phillips.vcf; Alcoa_advisory_vote_resolution.doc

---

From: Betty Phillips [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 19, 2008 10:24 PM
To: IR Mailbox
Cc: Mike Lapham/Responsible Wealth
Subject: Alcoa_advisory_vote_resolution.doc

Please find Executive Compensation Advisory Vote resolution' Filing letter will follow in second email.

Thank you,

Elizabeth Baldwin Phillips

Dabney, Donna C.

Full Name: Betty Phillips
Last Name: Phillips
First Name: Betty
Company: Institute of Women Today

E-mail: *** FISMA & OMB Memorandum M-07-16 ***
E-mail Display As: Betty Phillips (*** FISMA & OMB Memorandum M-07-16 ***

Web Page: http://www.instituteofwomentoday.org

EXECUTIVE COMPENSATION ADVISORY VOTE

RESOLVED, that shareholders of Alcoa, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2007, then-CEO Alain Belda took home a total pay package worth almost $26 million dollars. That's over 700 times the average pay of production workers in Alcoa's industry. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged over 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote, combined with dialogue with investors, would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an advisory vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date, ten other companies have also agreed to an advisory vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the advisory vote twice.

Influential proxy voting service RiskMetrics Group recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes, and a bill to allow annual advisory votes passed the U.S. House of Representatives by a 2-to-1 margin. We believe the statesmanlike approach for company leaders is to adopt an advisory vote voluntarily before being required to do so by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Dabney, Donna C.

From:	IR Mailbox
Sent:	Monday, November 24, 2008 10:35 AM
To:	Dabney, Donna C.
Subject:	FW: Alcoa Say on Pay filing letter.doc
Attachments:	Betty Phillips.vcf; Alcoa Say on Pay filing letter.doc

---

From: Betty Phillips [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 19, 2008 10:28 PM
To: IR Mailbox
Cc: Mike Lapham/Responsible Wealth
Subject: Alcoa Say on Pay filing letter.doc

Attached please find a filing letter. The Executive Advisory Vote resolution was sent separately.

Thank you,

Elizabeth Baldwin Phillips

Dabney, Donna C.

Full Name:	Betty Phillips
Last Name:	Phillips
First Name:	Betty
Company:	Institute of Women Today
E-mail:	*** FISMA & OMB Memorandum M-07-16 ***
E-mail Display As:	Betty Phillips (*** FISMA & OMB Memorandum M-07-16 ***
Web Page:	http://www.instituteofwomentoday.org

November 20, 2008

By Email and Fax

Ms. Donna Dabney
Secretary
Alcoa Corporation
201 Isabella Street
Pittsburgh, PA 15212

Dear Ms. Dabney:

I, Betty Phillips, holder of 288 shares in Alcoa Corporation ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

Such advisory resolutions, or "Say on Pay" as they have come to be called, were a major theme for institutional investors in 2007. I and many other investors believe that the advisory vote proposal provides a reasonable means for shareowners to have input on executive compensation without micromanaging the compensation committee. Further, having an advisory vote sets up the basis for a dialogue and provides a useful means for shareowners to engage with companies on the issue of executive pay.

As you are well aware, executive compensation continues to be a high profile and controversial issue. The U.S. House of Representatives, in a two-to-one vote, supported an "Advisory Vote on Pay" bill that would give shareholders a nonbinding advisory vote on executive compensation plans as detailed in company proxy statements. In addition, shareholders voted strongly in support of 2007 & 2008 resolutions requesting such an advisory vote, garnering majority votes at ten companies to date, and on average over 43% of votes.

The attached proposal is submitted for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or another representative, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast an advisory vote on the executive compensation package is in the long term interests of companies and their shareowners.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112.

I look forward to further discussion.

Sincerely,

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

END